October 3, 2006

Via Facsimile ((202) 637-5910) and U.S. Mail

Steven M. Kaufman, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street
Washington, DC  20004-1109

	Re:	XM Satellite Radio Holdings Inc.
		Schedule TO-I
		Filed September 26, 2006
		File No. 005-57011

Dear Mr. Kaufman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
1. We note that XM Satellite Radio Inc. is also an obligor under the subject notes. It appears that the offer is being made on behalf of
XM Satellite Radio Inc. In this respect, please tell us why that entity is not a bidder in this tender offer.
2. We note your solicitation of consents to amend the Note
Purchase
Agreement and the Shareholders and Noteholders Agreement. Provide an analysis supporting your conclusion that Regulation 14A is not applicable to this solicitation.




Item 6. Purposes of the Transaction and Plans or Proposals
3. You have indicated that Item 6(c) of Schedule TO is not applicable. Please revise to respond to the Item. If the answer to the item requirement is in the negative, so state.

Offer to Exchange

Cover page
4. Please revise the language in the second paragraph of page iv that states that you will return tendered notes following a termination of the offer "as promptly as practicable" to state that you will deliver those securities "promptly," as required by Rule 13e-4(f)(5). Please make a similar revision in the first paragraph of the section "Acceptance of 10% Notes for Conversion" with respect to the acceptance of and payment for tendered securities.

Forward-Looking Statements, page 1
5. We note your statement in the penultimate paragraph that you "assume no obligation to update or revise the forward-looking statements..." This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please revise your disclosure accordingly.

Summary Historical Financial Information, page 7
6. Please provide the information required by Item 1010(c)(4)-(6) of
Regulation M-A.

Terms of this Offer - Extension, Termination or Amendment, page 15
7. Your ability to terminate the offer "if any condition is not satisfied, or in our reasonable judgment is unlikely to be satisfied"
(emphasis added) renders the offer illusory. Please revise to eliminate this right or clarify here and throughout you offer document.

Conditions of this Offer and The Consent Solicitation, page 21
8. Refer to the first full paragraph on page 22. We note the disclosure that you may assert a condition "regardless of the circumstances, including any action or inaction by [the company]." A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, amend the referenced language to exclude your reference to actions or inactions to act by the company.
9. We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time." Defining the conditions as an ongoing right that may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer.
Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Certain U.S. Federal Income Tax Considerations, page 27
10. We note your disclosure that this section summarizes "certain" of the material federal income tax consequences of the tender offer. Please revise your disclosure to ensure that you discuss all material consequences.
11. While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise here and elsewhere in your offer document.
12. Delete the reference to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.

Letter of Transmittal
13. Refer to the fifth paragraph on page 5 of this letter and your requirement that a tendering security holder represent it is a Qualified Institutional Buyer, an institutional Accredited Investor or an Accredited Investor. It appears that this requirement is contrary to your requirements under Rule 13e-4(f)(8)(i). Please provide us your legal analysis or delete the referenced language.
14. Refer to the fifth paragraph on page 5 of this letter and your requirement that a tendering security holder acknowledge it (i) is aware that the issuance of the common stock is being made in reliance on the exemption from the registration requirements provided by
Section 3(a)(9) or Section 4(2) of the Securities Act and the regulations promulgated thereunder, (ii) it has the capacity to protect its own interest in connection with the offer and is able to bear the economic risk of the offer, and (iii) its management has prior investment experience, including investment in securities that are traded on the NASDAQ National Market and to the extent it deems appropriate, it has retained and relied upon professional advice regarding the investment, tax and legal merits and consequences of the offer. The requests are inappropriate and should be deleted.



Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions

Steven M. Kaufman, Esq.
Hogan & Hartson L.L.P.
October 3, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE